Exhibit 99.1

Medicure Announces Normal Course Issuer Bid

WINNIPEG, May 17, 2018 /CNW/ - Medicure Inc. ("Medicure" or the "Company") (TSXV:MPH, OTC:MCUJF), a cardiovascular pharmaceutical company, is pleased to announce that the TSX Venture Exchange ("TSXV") has accepted the Company's notice of intention to make a normal course issuer bid ("NCIB").

Under the terms of the NCIB, Medicure may acquire up to an aggregate of 794,088 common shares. In the opinion of the Company, its common shares have been trading at prices that do not reflect its underlying value. Accordingly, Medicure believes that purchasing its common shares for cancellation, at present pricing, represents an opportunity to enhance value for its shareholders.

As of May 17, 2018, the Company had 15,881,760 common shares outstanding, of which 7,445,612 common shares represent the public float of Medicure. Under TSXV policies, Medicure is entitled to purchase up to the maximum of 794,088 common shares, representing 5% of the common shares outstanding, over the 12 month period that the NCIB is in place.

The NCIB will commence on May 28, 2018 and will end on May 27, 2019, or on such earlier date as Medicure may complete its maximum purchases under the NCIB. The actual number of common shares which will be purchased, if any, and the timing of such purchases will be determined by the Company. All common shares purchased by the Company will be purchased on the open market through the facilities of TSXV by PI Financial Corp. ("PI") acting on behalf of the Company in accordance with the policies of the TSXV and will be surrendered by the Company to its transfer agent for cancellation. The prices that the Company will pay for common shares purchased will be the market price of the shares at the time of purchase.

The Company also announces that it has entered into an automatic share purchase plan with PI (the "Plan") in order to facilitate repurchases of its common shares under the NCIB. Under the Plan, PI may purchase common shares under the NCIB at times when the Company would ordinarily not be permitted to do so, due to regulatory restrictions or self-imposed blackout periods.

Purchases under the Plan will be made by PI based upon parameters prescribed by the TSXV, applicable Canadian securities laws and terms of the Plan.

About Medicure

Medicure is a pharmaceutical company focused on the development and commercialization of therapeutics for the U.S. cardiovascular market. The primary focus of the Company is the marketing and distribution of AGGRASTAT® (tirofiban hydrochloride) injection and ZYPITAMAGTM (pitavastatin) tablets in the United States, where they are sold through the Company's U.S. subsidiary, Medicure Pharma, Inc. For more information on Medicure please visit www.medicure.com.

To be added to Medicure's e-mail list, please visit:
http://medicure.mediaroom.com/alerts

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Information: Statements contained in this press release that are not statements of historical fact, including, without limitation, statements containing the words "believes", "may", "plans", "will", "estimates", "continues", "anticipates", "intends", "expects" and similar expressions, may constitute "forward-looking information" within the meaning of applicable Canadian and U.S. federal securities laws (such forward-looking information and forward-looking statements are hereinafter collectively referred to as "forward-looking statements"). All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the availability of cash for purchases of common shares under the Plan, the existence of alternative uses for the Company's cash resources and compliance with applicable laws and regulations pertaining to the normal course issuer bid. The foregoing list of important factors and assumptions is not exhaustive. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, other than as may be required by applicable legislation. Additional discussion regarding the risks and uncertainties relating to the Company and its business can be found in the Company's other filings with the applicable Canadian securities regulatory authorities or the US Securities and Exchange Commission, and in the "Risk Factors" section of its Form 20F for the year ended December 31, 2017.

View original content:http://www.prnewswire.com/news-releases/medicure-announces-normal-course-issuer-bid-300650671.html

SOURCE Medicure Inc.

View original content: http://www.newswire.ca/en/releases/archive/May2018/17/c7291.html

%CIK: 0001133519

For further information: James Kinley, Chief Financial Officer, Tel. 888-435-2220, Fax 204-488-9823, E-mail: info@medicure.com, www.medicure.com

CO: Medicure Inc.

CNW 17:00e 17-MAY-18